FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   Trading Statement






              NORTHERN ROCK PLC: Q3 TRADING STATEMENT

Northern Rock plc announces the continuation of its strong business performance through Q3 2003.

STRATEGY

Northern Rock's "virtuous circle" strategy is underpinned by low, sector-leading unit costs and continues to be extremely effective, producing strong growth in high quality assets and attractive returns to shareholders.

Our strategic objectives include achieving annual growth in assets under management of 20% (+/- 5%), whilst maintaining Return on Equity in the 18% - 21% range and Pre-Tax Profits growth of 15% (+/- 5%).

ECONOMIC BACKGROUND AND MARKET OUTLOOK

The mortgage market continues to be underpinned by sound economic fundamentals. UK GDP growth has stabilised and is predicted to rise to 2.3% next year, with unemployment forecasts low for the remainder of 2003 and 2004.

Current money market and swap rates anticipate increases in existing low interest rates. However, the higher level of household debt should mean that smaller changes in interest rates are required to manage aggregate demand than had been typical before the Bank of England's independence.

A rise in UK rates may well have a dampening impact on total household borrowings, but with a more noticeable impact on unsecured and credit card volumes, rather than home loans. The shortage of other types of tenure (apart from owner occupation) together with a restricted new supply of housing stock should support the home-moving loan market. The attractive pricing for new customers and the removal of over-hanging redemption penalties should ensure the remortgage market also remains firm.

We still expect average house price inflation to return to more long term sustainable levels - around the rate of earnings growth - over the next nine months. Through a combination of being relatively small, having the lowest unit costs, good retention of existing customers and the impending new mortgage regulation helping our gross lending, Northern Rock expects to achieve its target growth in assets under management.

LENDING

Lending continues at record levels which includes net residential lending up by 41%, year to date, compared to the same period in 2002. With a pipeline of new business of over GBP4.4 billion at 30 September, 36% higher than a year ago, Northern Rock confirms it should meet its lending expectations in 2003. Personal unsecured and commercial lending continue to be more muted as we grow these books at a steady, prudent pace and our unsecured lending remains focussed on customers with whom we also have a secured loan relationship. However, as indicated at the Interim Results, net unsecured lending will be higher than in the first half of the year.

Reflecting the step-up in remortgaging, the sector has seen a rise in mortgage redemptions. This increase in liquidity reflects the general removal of overhanging redemption penalties in the market and is set to continue. Northern Rock's policy of allowing existing mortgage customers genuinely to transfer to any of our "front end" products and our focus on retaining customers has ensured that our level of residential redemptions remains a step below our natural share.

The Together products have increased their share of residential completions to 25% year to date and have reduced as a proportion of residential redemptions, meaning that Together balances are back growing in line with the total loan book.

Our strong retention performance, coupled with our good gross lending has the effect of leveraging up our market share of net UK residential lending, which continues to be over 8.5% year to date, again confirming Northern Rock's position as a growth stock.

ARREARS

The credit quality of our lending continues to be tightly monitored and controlled. Our monthly behavioural scoring system confirms that there are no early warning signs of credit deterioration and the level of residential arrears at more than three months duration remains at around half the industry average. Credit quality on our unsecured and commercial books also remains very robust.

Northern Rock has no residential loan exposure outside the UK nor any exposure to unsecured commercial lending or leasing.

FUNDING

Funding has remained strong through the third quarter of 2003. All three funding arms - retail, wholesale and securitisation - continue to perform well, moving us towards our medium-term goal of balance sheet lending being funded by an equal balance of retail and wholesale funds.

The latest tranche of GBP2.23 billion of residential mortgage-backed securities was substantially oversubscribed when it completed last month - a reflection of not only the high credit quality of Northern Rock's loan book but also the huge investor appetite for this type of financial instrument. This latest tranche takes our total issuance for 2003 to GBP7.73 billion. (Note: The interest spread over average cost of funds on securitised loans remains similar to on-balance sheet loans, after swap costs on fixed rate loans are allocated.)

As indicated at the time of the Interim Results, we intend, subject to market conditions, to have completed the first securitisation issue of our unsecured loans by the year end.

We continue to investigate the covered bond market, which we see as potentially an attractive and additional source of funding.

INCOME

In 2003, total income - one of the key drivers of Northern Rock's business model
- is expected to grow by around the mid-teens and the total income margin on balance sheet should remain stable from the half year, as should the return on mean balance sheet assets and the return on mean risk weighted assets.

a.  Spreads

    In the first half, interest spreads fell, driven by a combination of factors
    - the extent and timing of securitisation issues, the level of demand for fixed rate loans, as well as the mix of lending. At the time of the Interim Results, an indication was given that this set of circumstances was unlikely to be repeated and that, pro-rata, the easing of interest spreads for the full year would be more muted. This is indeed set to be the case, notwithstanding the impact of recent increased swap rates (matched by rising fixed rate loan pricing) and the likelihood of LIBOR being above
    Bank Base Rate for most of the second half of the year.

b.  Non-interest income

    Net fee income growth and commission income growth have been robust - driven by a combination of our strong lending performance and our existing customer base. The accounting policy for fees continues to be that the excess of mortgage fee income over costs of origination are spread over the life of each product.

COSTS

Costs continue to be tightly managed to ensure consistent improvement in our cost ratios. Cost control is key to our strategy, allowing profitable growth of the business and the manufacture of competitive products for our customers. During 2003 we expect to have again continued the unit cost improvements, even after we have included additional pension costs, increased NI contributions and the cost of managing the recently-acquired L&G Bank operation.

As part of the underpinning of our longer term unit cost drive, we have reviewed both our Head Office and Distribution.

One key aspect of cost efficiency is the centralisation of administration into the North East of England. This will continue with the next phase of the physical expansion both at Gosforth in Newcastle and at Doxford Park in Sunderland, which allows us to close 2 of our remaining "away" mortgage processing centres.

We have also reviewed our Branch Network in response to changing business patterns. This network accounts for 27% of our annual distribution costs but only 7% of new mortgage business. To increase cost efficiency we will close 20 small legacy branches, mainly in the North East of England. To improve sales and increase our national coverage we will open 10 new flagship mortgage branches in key cities where we have no physical presence. This will leave us with 84 main sales outlets. There are no compulsory redundancies anticipated.

There will be some one-off costs associated with these changes. These will be approximately GBP5.5m and are more than compensated for by the exceptional gain of GBP7.3m from the sale of the Credit Card book earlier in the year.

Driving down unit costs is very important. These changes underpin our strategic targets of ensuring that cost growth is less than total income growth and between one half to two thirds of the rate in asset growth and, therefore, we expect to see further improvements in both unit cost ratios.

PROVISIONS

Provisioning policies remain prudent and consistent with those previously published. The charge for 2003 will reflect the higher volumes of business we have generated, the mix of our lending portfolios and the mortgage indemnity guarantee premiums which are no longer paid over to our mortgage indemnity company (NORMIC).

CONSENSUS FORECASTS

After including the GBP5.5m of (one-off) costs relating to the Head Office and Distribution Review and including the GBP7.3m exceptional gain of the Credit Card sale, the range of pre-tax profit expectations for 2003 for the full year as provided by 21 of the bank research analysts is GBP356.2m - GBP378.7m, with a mean of GBP371.0m. Northern Rock is comfortable that it should achieve pre-tax profits at the top of this range of expectations.

COMMENT

Adam J Applegarth, Chief Executive, commented: "Once again we are delivering strong lending whilst maintaining tight control over costs, credit quality and lending criteria and our full year results will reflect this excellent performance. We are small, we have a unit cost advantage, we retain existing customers well and are increasingly good at attracting new loans. We are therefore well placed, as the housing market slows, to continue to deliver strong growth in high quality, low risk assets and thereby enhance shareholder value."

Further, more detailed, information on Northern Rock's 2003 trading performance will be produced at the Preliminary Results announcement on Wednesday, 28 January 2004.

Northern Rock does not intend to release a pre-close trading statement later this year, unless any unforeseen or material issues arise which would require disclosure.

City Contacts                          Press Contacts

Bob Bennett                            Tony Armstrong
Group Finance Director                 Director of Corporate Relations
0191 279 4346                          0191 279 4676

David Noble                            Ron Stout
Director of Institutional Relations    P R Manager
0191 279 4999                          0191 279 4676

Simon Hall                             James Murgatroyd
Investor Relations Manager             Finsbury Limited
0191 279 6090                          0207 251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2003, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  2nd October 2003       By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary